UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended December 31, 2004

Commission File Number: 333-98397

LINGO MEDIA INC.

______________________________________________________________

151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]          Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

Consolidated Financial Statements

(Expressed in Canadian dollars)

LINGO MEDIA INC.

December 31, 2004 and 2003

LINGO MEDIA INC.

December 31, 2004 and 2003

(Expressed in Canadian dollars)

CONTENTS

Auditor’s Report

Consolidated Balance Sheets

Consolidated Statements of Deficit

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

AUDITORS' REPORT

To the Directors of

Lingo Media Inc.

We have audited the consolidated balance sheets of Lingo Media Inc. as at December 31, 2004 and 2003, and the consolidated statements of operations, deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario

“Mintz & Partners LLP”

April 26, 2005                                                                                              CHARTERED ACCOUNTANTS

Lingo Media Inc.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

As at December 31	2004	2003

Assets
Current assets:
Cash	$ 29,791	$ 232,502
Accounts and grants receivable (note 2)	562,558	528,092
Inventory	23,291	29,109
Prepaid and sundry assets (note 3)	133,833	33,982
	749,473	823,685

Property and equipment, net (note 4)	54,491	41,848
Development costs, net (note 5)	489,325	706,672
Acquired publishing content, (note 6)	123,673	194,343
Software development costs, net (note 7)	-	34,046

	$ 1,416,962	$ 1,797,594

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$ 252,726	$ 145,197
Accrued liabilities	58,000	32,048
Bank loan (note 8)	90,000	-
Loan payable to related party (note 9)	77,762	-
	478,488	177,245

Shareholders’ equity:
Capital stock (note 10(a))	3,367,119	3,294,275
Contributed surplus (note 10(b))	74,100	24,600
Deficit	(2,502,745)	(1,698,526)
	938,474	1,620,349

Commitments (note 18)
	$ 1,416,962	$ 1,797,594

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Richard Boxer”

_______________________________ Director

“Khurram Qureshi”

_______________________________ Director

LINGO MEDIA INC.

Consolidated Statements of Deficit

(Expressed in Canadian dollars)

For the years ended December 31	2004	2003

Deficit, beginning of year, as reported	$ (1,698,526)	$ (1,441,444)

Effect of change in accounting policy (note 1(b))	(8,842)	-

Deficit, beginning of year, as restated	(1,707,368)	(1,441,444)

Net loss for the year	(795,377)	(257,082)

Deficit, end of year	$ (2,502,745)	$ (1,698,526)

See accompanying notes to consolidated financial statements.

LINGO MEDIA INC.

Consolidated Statements of Operations

(Expressed in Canadian dollars)

For the years ended December 31	2004	2003

Revenue (note 16 & 17)	$ 589,654	$ 1,017,817
Direct costs	94,990	171,471
Margin	494,664	846,346

Expenses:
General and administrative	651,232	607,583
Amortization	488,776	256,832
Interest and other financial expenses	19,931	70,054
Stock-based compensation	52,176	25,708
	1,212,115	960,177

Loss before income taxes and other taxes	(717,451)	(113,831)

Income taxes and other taxes (note 11)	77,926	143,251

Net loss for the year	(795,377)	(257,082)

Loss per share (note 10 (f))	$ (0.04)	$ (0.01)

Weighted average number of common shares outstanding (note 10(f))	22,626,746	18,727,636

See accompanying notes to consolidated financial statements.

LINGO MEDIA INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the years ended December 31	2004	2003

Cash flows provided by (used in):
Operations:
Net loss for the year	$ (795,377)	$ (257,082)
Items not affecting cash:
Amortization of property and equipment	9,078	9,414
Amortization of development costs	377,903	135,353
Amortization of acquired publishing content	70,670	70,670
Amortization of software development costs	31,046	41,395
Stock-based compensation	52,176	25,708
Change in non-cash balances related to operations:
Accounts and grants receivable	(34,466)	73,287
Inventory	5,818	5,134
Prepaid and sundry assets	(99,849)	8,012
Accounts payable	107,529	(21,625)
Accrued liabilities	25,952	1,674
Cash (used in) provided by operating activities	(249,520)	91,940

Financing:
Increase in bank loan	90,000	-
Increase in loan payable to related party	290,000	100,000
Repayment of loan payable to related party	(212,238)	(206,274)
Issuance of capital stock	93,517	333,114
Share issue costs	(32,191)	(45,629)
Cash provided by financing activities	229,088	181,211

Investing:
Purchase of property and equipment	(21,725)	(6,135)
Development costs	(160,554)	(114,385)
Cash (used in) investing activities	(182,279)	(120,520)

(Decrease) increase in cash	(202,711)	152,631
Cash, beginning of year	232,502	79,871
Cash, end of year	$ 29,791	$ 232,502

Supplemental cash flow information:
Income taxes paid	$ 41,189	$ 142,462
Interest paid	$ 11,368	$ 15,219

Non cash transaction:

(i) Included in the capital stock is $11,518 (2003 - $5,900) representing the fair value of stock options exercised (note 10(c)).

See accompanying notes to consolidated financial statements.

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2004 and 2003

______________________________________

Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school and retail bookstore market in China and for the educational school market in Canada.

1.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, on the basis that the company will continue to generate sufficient capital to fund its operations. Significant differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles, as they relate to these consolidated financial statements, are explained in note 19.

These consolidated financial statements include the accounts of the Company and its subsidiaries, Lingo Media Ltd., Lingo Media International Inc. and Lingo Group Limited (formerly ”EnglishLingo, Inc.”)  All significant inter-company transactions and balances have been eliminated.

(b)

Change in accounting policy

Effective January 1, 2004, the CICA handbook, Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of the prior years' financial statements. In 2004, this change resulted in an increase of $8,842 to the opening deficit as at January 1, 2004 and an increase of $8,842 to contributed surplus. As a result of the change in accounting policy the previously recognized deferred stock-based compensation of $3,500 and $50,000 in 2003 and 2002 respectively has been reversed resulting in a decrease in share capital of $53,500 in 2003.

(c)

Revenue recognition:

Royalty revenue from finished products is recognized based on confirmation of finished products produced by its licensees and royalty revenue from audiovisual product is recognized based on the confirmation of sales by its licensees, and when collectibility is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Amounts received in advance of the confirmation are treated as customer deposits. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectibility is reasonably assured.

(d)

Accounts receivable:

In 2003, the Company factored certain of its accounts receivables. The company reported accounts receivable net of factoring amount once the risk of collection of factored accounts receivable, due to non-payment from the customer, was covered under the insurance policy. The factored accounts receivable were insured through an insurance policy provided by the Export Development Corporation.

In 2004, the Company discontinued its practice of factoring of its accounts receivables.

(e)

Inventory:

Inventory is recorded at the lower of cost and net realizable value.

(f)

Property and equipment:

Property and equipment are recorded at cost and are amortized over their respective estimated useful life on a declining-balance basis at 20% per annum. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

(g)

Development costs:

The Company has capitalized pre-operating costs relating to establishing a business base in the United States and the development of business in China.  Pre-operating costs are capitalized until the commencement of commercial operations and then amortized on a straight-line basis, over a maximum of five years.  The carrying value is assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary. Technology costs and web development costs included in deferred development costs are capitalized in accordance with Section 3062 ("goodwill and other intangible assets"), of the C.I.C.A. Handbook. Development costs are amortized on a straight-line basis over a maximum of five years.

(h)

Acquired publishing content:

The costs of obtaining the English as a Foreign Language ("EFL") program entitled "Communications: An Interactive EFL Program" and an international folktale series entitled "Stories Lost and Found: The Universe of Folktale" have been capitalized and are being amortized over a five-year period.  The Company regularly reviews the carrying values of its acquired publishing content.  The Company supports the carrying value of these assets based on the undiscounted value of expected future cash flows.  If the carrying value exceeds the amount recoverable, a write-down of the asset to estimated fair value is charged to the consolidated statement of operations.

(i)

Software development costs:

The Company has deferred software development costs incurred in connection with a computer software program to be used by children in reading and writing that promote and facilitate the development of communication skills in the English language.  Software development costs are deferred once technological feasibility for a product is established.

Software development costs are amortized on a straight-line basis over a maximum of three years. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements.

The Company regularly reviews the carrying values of its software development costs.  The Company supports the carrying value of these assets based on the undiscounted value of expected future cash flows.  If the carrying value exceeds the amount recoverable, a write-down of the asset to estimated fair value is charged to the consolidated statements of operations.

(j)

Government grants:

The Company receives government grants based on certain eligibility criteria for project support and publishing industry development in Canada.  These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grant to be repayable.

(k)

Future income taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

(l)

Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into Canadian dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in loss or gain for the year.

The Company's integrated foreign operations are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items.  Revenue and expenses are translated at exchange rates prevailing during the year.  Exchange gains and losses are included in loss or gain for the year.

(m)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2004 and December 31, 2003 and the reported amounts of revenue and expenses during the years then ended.  Actual results may differ from those estimates.  Significant areas requiring the use of management estimates related to the useful lives and impairment of capital assets, development costs, acquired publishing content and software development costs.

(n)

Earnings (loss) per share:

Earnings (Loss) per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method.

(o)

Stock-based compensation plan:

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3870, which requires that a fair value based method of accounting be applied to all stock-based compensation. The fair value of the options issued in the year is determined using the Black-Scholes option pricing model.  The estimated fair value of the options is expensed to income over the vesting period.  Before January 1, 2004, for the options issued and vested to employees the Company did not recognize a compensation expense but provided proforma disclosure

Employees

For stock-based compensation issued to employees, the company recognizes an asset or expense based on the fair value of the equity instrument issued. In 2003, the company recognized no compensation when stock options were granted to employees and directors under stock option plans with no cash settlement features. Pro-forma net income and earning per share, as if the fair value based accounting method had been used to account for stock-based compensation cost, were provided.

Non-employees

For stock-based compensation issued to non-employees, the company recognizes an asset or expense based on the fair value of the equity instrument issued.

2.

Accounts and grants receivable:

Accounts and grants receivable consist of:

	2004	2003

Trade receivables	$ 463,167	$ 501,624
Factored receivables (i)	-	(166,864)
	463,167	334,760
Grants receivable (note 12)	99,391	193,332
Total	$ 562,558	$ 528,092

(i)

In 2003, the Company factored certain of its receivables with its bank. The factoring agreement was supported by an insurance policy through the Export Development Corporation to minimize any exposure that the company may face in case of the non-payment from the customer.

3.

Prepaid and sundry assets:

Included in prepaid and sundry assets is a loan receivable of $2,925 (2003 - $17,315) due from a non-related party. This loan is due on demand, bears interest at 8.5% per annum, and is secured by a personal guarantee from the non-related party.

4.

Property and equipment:

Property and equipment consists of the following:

	2004	2003

Office equipment:
Cost	$ 128,662	$ 107,605
Less: accumulated amortization	(74,171)	(65,757)
	$ 54,491	$ 41,848

5.

Development costs:

Development costs consist of the following:

	2004	2003

Cost	$ 1,420,349	$ 1,259,796
Less: accumulated amortization	(931,024)	(553,124)
	$ 489,325	$ 706,672

6.

Acquired publishing content:

Acquired publishing content consists of the following:

	2004	2003

Cost	$ 353,349	$ 353,349
Less: accumulated amortization	(229,676)	(159,006)
	$ 123,673	$ 194,343

7.

Software development costs:

Software development costs consist of the following:

	2004	2003

Cost	$ 124,184	$ 124,184
Less: accumulated amortization	(124,184)	(93,138)
	$ -	$ 31,046

8.

Bank loan:

In May 2004, the company negotiated a line of credit of $150,000 with its bank. The line of credit bears interest at prime plus 2.5% per annum, is due on demand, and is secured by the Company’s accounts receivables from customers in China, which, in turn, are insured by the Export Development Corporation. At December 31, 2004, $90,000 of the line of credit was utilized.

9.

Loan payable to related party:

The loan payable is due to a director of the Company, bears interest at 12% per annum, is due on demand and is secured by a subordinated general security agreement.  See note 14 – related party transactions.

10.

Capital stock, warrants and stock options:

(a)   Authorized:

Unlimited preference shares, no par value

Unlimited common shares, no par value

The following details the changes in issued and outstanding common shares for the two years ended December 31, 2004:

	Common Shares
	Number	Amount

Balance, January 1, 2003	20,733,827	$ 3,113,949
Issued:
Warrants exercised (i)	2,751,780	327,213
Options exercised	59,000	11,800
Less: Share issue costs	-	(108,687)
Adjustment of previously recorded costs (ii)	-	(50,000)

Balance, December 31, 2003	23,544,607	3,294,275
Issued:
Option exercised	565,166	105,034
Less: Share issue costs	-	(32,190)

Balance, December 31, 2004	24,109,773	$ 3,367,119

(i)

During 2002, the Company completed a private placement of 3,700,000 common shares and 2,775,000 Class D Purchase Warrants for cash proceeds, net of issue costs of $343,058.  The Class D Purchase Warrants entitled the holder to acquire one common share for a price of $0.10 per share for each warrant.  The Class D Purchase Warrants were originally to expire March 30 2003. 150,000 warrants were exercised in March 2003. The unexercised warrants, 2,625,000 Class D Purchase Warrants, were extended to expire on December 31, 2003 at an exercise price of $0.12 per share. 2,601,780 of these warrants were exercised and the balance expired.

(ii)

In 2002, the Company recorded deferred stock-based compensation related to the fair value of options granted to consultants at the time these options were granted. In 2003, the Company capital stock was adjusted to reflect the reversal of previously recognized deferred stock-based compensation for options not vested at the time options were granted.

(iii)

Escrowed Shares:

On April 30, 1997, the Company entered into a performance escrow agreement in Form C of the TSX Venture Exchange (formerly Canadian Venture Exchange) (the “Exchange”) with ComputerShare Investor Services Inc. (formerly “Montreal Trust Company of Canada”) and certain security holders (the “Escrow Agreement”). The Escrow Agreement related to the escrow of certain common shares of the Company issued upon completion of the reverse take over transaction between Lingo Media Ltd. (formerly “Alpha Corporation”) and Lingo Media Inc. (formerly “Alpha Ventures Inc.”) in 1997. At the time of the transaction, 2,860,528 common shares (the “Escrowed Shares”) were subject to a performance escrow agreement (“Performance Escrow Agreement”).

These shares are now subject to a new escrow agreement (“Time Release Escrow Agreement”) made as of December 10, 2002 whereby the Escrowed Shares will be released on a timed-release basis rather than the performance based release provisions of the performance Escrow Agreement. During 2003 and 2004, 1,577,787 shares were released from Escrow.  Under the Time Release Escrow Agreement, the remaining 1,282,741 Escrowed Shares will be released, pro rata to the security holders, as follows:

Release Date	Number of Escrowed shares to be released
February 28, 2005	427,581
August 28, 2005	427,581
February 28, 2006	427,581

(b)

Contributed Surplus:

December 31, 2002 (i)	$ 4,792
Options exercised during 2003	(5,900)
Stock-based compensation	25,708
December 31, 2003	$ 24,600
Options exercised during 2004	(11,518)
Effect of change in accounting policy (note 1(b))	8,842
Stock-based compensation	52,176
December 31, 2004	$ 74,100

(i)

In 2002, the Company expensed the stock-based compensation for the vested options granted to consultants. Pursuant to the change in accounting policy (note 1 (b)), the opening contributed surplus was increased by effect of the change in accounting in respect  of stock-based compensation in2002.

(c)

Stock option plan:

In November 1996, the Company adopted a stock option plan (the “1996 Plan”).  The 1996 Plan was established to encourage ownership of common shares by directors, senior officers, employees and consultants of the Company.  The maximum number of shares which may be reserved for issuance under the 1996 Plan is limited to 1,078,000 common shares, provided that the board has the right, from time to time, to increase such number subject to shareholder and regulatory approvals.

The maximum number of common shares that may be reserved for issuance to any one person under the 1996 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant, less any discount specifically permitted by the TSX Venture Exchange.  The exercise period of the options granted can not exceed five years. The directors of the Company may from time to time amend or revise the terms of the 1996 Plan or may terminate it at any time. During May 2000, the Company adopted another stock option plan (the “2000 Plan”) for the benefit of the directors, officers, employees and consultants of the Company.

The 2000 Plan was further amended in June 2004 to increase the maximum number of common shares which may be reserved for issuance under the 2000 Plan from 4,416,765 to 4,791,954 less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan.  The Board of Directors have the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares which may be reserved for issuance to any one person under the 2000 Plan is 5% of the common shares outstanding at the time of the grant less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism. The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant, less any discount specifically permitted by the TSX Venture Exchange. The exercise period of the options granted can not exceed five years. Options granted under the 2000 Plan vest over an 18 month period with no greater than 16.67% of any options granted to an optionee vesting in any three month period or such longer period as the Board may determine.  The Board of Directors may from time to time amend or revise the terms of the 2000 Plan or may terminate it at any time.

Changes for the stock option plans during the years ended December 31, 2004 and 2003 are as follows:

	2004		2003
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

Options outstanding, beginning of year	2,243,506	$ 0.19	2,498,340	$ 0.20
Options granted	1,295,000	0.19	89,166	0.10
Options exercised	(565,166)	0.17	(59,000)	0.10
Options cancelled	(87,506)	0.15	-	-
Options expired	(75,000)	0.20	(285,000)	0.20

Options outstanding, end of year	2,810,834	0.20	2,243,506	0.19

Options exercisable, end of year	1,632,501	$ 0.20	2,026,006	$ 0.20

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding	Weighted average exercise price

$0.10 - $0.12	1,135,834	2.04	$ 0.11	1,135,834	$ 0.11
$0.19 - $0.22	1,295,000	4.71	0.20	116,667	0.20
$0.45 - $0.50	380,000	0.66	0.49	380,000	0.49

All vested options are exercisable as of December 31, 2004.

(d)

Fair value of options:

The weighted average grant-date fair value of options granted to employees and directors during 2004 has been estimated at $0.17 (2003 - $0.08) using the Black-Scholes option-pricing model. Starting January 1, 2004, the estimated fair value of the options granted is expensed over the options vesting periods. For the options vesting from January 1, 2002 to December 31, 2003, the company provides a proforma disclosure. For purpose of the proforma disclosures, the estimated fair value of the options granted after January 1, 2002 is amortized to expense over the options vesting periods. The Company's proforma net income (loss) under Canadian generally accepted accounting principles would be reduced by $8,842 for the year ended December 31, 2003. Basic earnings (loss) per share figures would not have changed. The pricing model assumes the weighted average risk free interest rates of 2.92% (2003 - 4.15%) weighted average expected dividend yields of nil%, the weighted average expected common stock price volatility of 134% (2003 - 166%) and a weighted average expected life of 5 years.

(e)

Warrants:

The following summarize the Class D warrants outstanding:

	Number of warrants	Weighted average exercise price

January 1, 2002	$ -	$ -
Issued (note 10(i))	2,775,000	0.10
December 31, 2002	2,775,000	0.10
Exercised	(2,751,780)	0.12
Expired	(23,220)	0.12
December 31, 2003 and December 31, 2004	$ -	$ -

(f)

Loss per share:

Loss per share:

	2004	2003

Numerator:
Loss for the year	$ (795,377)	$ (257,082)

Denominator:
Average number of common shares outstanding	23,909,487	20,865,539
Escrowed shares (note 10 (a ii)	(1,282,741)	(2,137,903)
Weighted average number of common shares	22,626,746	18,727,636

Loss per share	$ (0.04)	$ (0.01)

Diluted loss per share is not presented as the effect would be anti-dilutive.

11.

Income taxes:

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2004	2003

Combined basic Canadian federal and provincial income tax rate	36.12%	36.6%

Effective income tax charge (recovery) on Income (loss) before income taxes	$ (259,143)	$ (42,000)

Increase (decrease) resulting from:
Change in the valuation allowance for future tax assets allocated to income tax expense, at statutory rates	222,000	249,000
Effect of reduced income taxes in foreign jurisdiction	(87,000)	(125,000)
Adjustment to future tax assets and liabilities for enacted changes in income tax rates	11,000	(52,000)
Withholding tax on sales to China	77,926	143,251
Other	113,143	(30,000)
	$ 77,926	$ 143,251

The tax effect of temporary differences representing future tax assets is as follows:

	2004	2003

Future tax assets:
Operating loss carryforwards	$ 1,187,000	$ 903,000
Share issue costs	37,000	88,000
	1,224,000	991,000
Valuation allowance	(1,224,000)	(991,000)

Net future tax assets	$ -	$ -

Future tax assets and liabilities will be impacted by changes in future tax laws and rates.  The effects of these changes are not currently determinable. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. The Company has not recognized any benefit for these losses.

At December 31, 2004, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $3,287,000. These losses expire in the following fiscal years:

2005	$ 501,000
2006	303,000
2007	505,000
2008	387,000
2009	56,000
2010	557,000
2014	978,000
$ 3,287,000

12.

Government grants:

Included as a reduction of general and administrative expenses are government grants of $261,269 (2003 – $283,985), relating to the Company's publishing projects in China and Canada.

Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

13.

Foreign exchange gain or loss

Included in general and administrative expenses is a foreign exchange loss of approximately $37,186 (2003 - $47,738), relating to the changes in currency translation rates in respect of Company's activities denominated in foreign currencies.

14.

Related party balances and transactions:

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties. These transactions have not been disclosed elsewhere in the financial statements:

Consulting fees of $138,987 (2003 - $124,389) were paid to a company controlled by a director of the Company in the normal course of business.  At December 31, 2004, a balance of $5,350 (2003 - $nil) is included in accounts payable.

During the year the company had loans payable due to a shareholder or director  bearing interest at 12% (2003 - 12%) per annum.  Interest expense related to these loans for the year is $7,609 (2003 - $15,665).  At December 31, 2004, $ 77,762 (2003 - $nil) was due to a director.

15.

Financial instruments and risk management:

(a)

Currency risk:

The Company is subject to currency risk through its activities outside of Canada.  Unfavourable changes in the exchange rate may affect the operating results of the Company.  The Company is also exposed to foreign exchange risk as a substantial amount of its revenue is denominated in U.S. dollars and Chinese Reminibi ("RMB").

There were no derivative instruments outstanding at December 31, 2004 and 2003.

(b)

Financial Instruments:

The significant financial instruments of the company, their carrying values and the exposure to U.S. dollar denominated monetary assets and liabilities, as of December 31, 2004 are as follows:

	Total	USD

Cash	$ 29,791	$ 11,640
Accounts and grants receivable	562,558	372,776
	592,349	384,416

Accounts payable	252,726	94,244

Net exposure		$ 290,172

US dollars are converted on the prevailing year-end exchange rates.

(c)

Fair market values:

The carrying values of cash, accounts receivable, loan receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity.  The fair value of long-term debt is not significantly different from its carrying value based on rates for similar instruments currently available to the Company and its maturity terms.

(d)

Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable and loan receivable.  Cash and short-term investments consist of deposits with major financial institutions.  With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.  The majority of the accounts receivable are secured through an insurance policy provided by Export Development Corporation. The loan receivable is secured by a personal guarantee from a non – related party.

16.

Major customers

The Company has sales to a major customer in 2004 and 2003, a government agency of the People’s Republic of China. The accounts receivable due from this customer are insured up to 90% by the Export Development Corporation. The total percentage of sales to this customer during the years and the total percentage of amount due from the customer, as of December 31, 2004 and 2003, are as follows:

Sales		Accounts receivable
2004	2003	2004	2003

91%	97%	80%	52%

17.

Segmented information:

The Company operates as an international business and has no distinct reportable business segments.

The Company develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school and retail bookstore market in China and for educational school market in Canada.

The Company's revenue by geographic region based on the region in which the customer is located is as follows:

	2004	2003

Canada	$ 54,925	$ 29,884
China	534,729	978,933

	$ 589,654	$ 1,017,817

Substantially all of the Company's identifiable assets as at December 31, 2004 and 2003 are located in Canada.

18.

Commitments:

Future minimum lease payments under operating leases for premises and equipment are as follows:

2005	$ 58,621
2006	44,624
2007	8,744
2008	8,744
2009	4,372

19.  Reconciliation of Canadian and United States generally accepted accounting principles

("GAAP"):

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with the United States generally accepted accounting principles.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Statements of Operations:

	2004	2003

Loss for the year – Canadian GAAP	$ (795,377)	$ (257,082)
Impact of United States GAAP and adjustments:
Amortization of development costs (a)	377,903	135,353
Amortization of software development costs (b)	31,046	41,395
Share issue costs (d)	(32,191)	(45,629)
Effect of change in accounting policy (f)	(8,842)	-
Loss for the year – United States GAAP	$ (427,461)	$ (125,963)

Statements of cash flows:

	2004	2003

Cash (used in) provided by operating activities – Canadian GAAP	$ (249,520)	$ 91,940
Impact of Untied States GAAP and adjustments:
Share issue costs (d)	(32,191)	(45,629)
Cash (used in) provided by operating activities – United States GAAP	$ (281,711)	$ 46,311

	2004	2003

Cash provided by financing activities – Canadian GAAP	$ 299,088	$ 181,211
Impact of Untied States GAAP and adjustments:
Share issue costs (d)	32,191	45,629
Cash provided by financing activities – United States GAAP	$ 261,279	$ 226,840

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

	2004	2003

Shareholders’ equity – Canadian GAAP	$ 938,474	$ 1,620,349
Development costs (a)	(204,073)	(581,794)
Software development costs (b)	-	(31,046)
Compensation expense (c)	(243,250)	(243,250)
Effect of change in accounting policy (f)	(8,842)	-
Shareholders’ equity – United States GAAP	$ 482,309	$ 764,259

Under United States GAAP, the amounts shown on the consolidated balance sheets for development costs and software development costs would be $285,252 (2003:$124,698) and $nil (2003:$nil) for 2004 respectively.

(a)

Development costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development of and the pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years.  Under United States GAAP, incremental costs related to development of and the pre-operating plan of a new business are expensed as incurred but  the incremental costs incurred for established businesses are capitalized and amortized over on a straight line basis over periods up to five years.

(b)

Software development costs:

Under United States GAAP, the software development costs would be expensed as incurred.

(c)

Options to consultants:

Starting January 1, 2004 under United States and Canadian GAAP, the Company records compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants and employees. Before January 1, 2003, for the options issued and vested to employees the Company did not recognize a compensation expense under Canadian GAAP but recorded a compensation expense under US GAAP and Canadian GAAP for the options issued to consultants.

(d)

Share issue costs:

The Company incurred costs in 2004 and prior years to file a registration statement with Securities and Exchange Commission in order to inter-list for trading in United States. In accordance with US GAAP these costs are expensed as incurred but charged against share capital under Canadian GAAP. There is no effect on shareholder equity in 2004 as funds expended in 2004 have already been charged to shareholder equity.

(e)

Statement of comprehensive income:

Statement No. 130, Reporting Comprehensive Income ("SFAS 130"), establishes standards for the reporting and disclosure of comprehensive income and its components in financial statements.  Components of comprehensive income or loss include net income or loss and all other changes in other non-owner changes in equity, such as the change in the cumulative translation adjustment and the unrealized gain or loss for the year on "available-for-sale" securities.  For all periods presented, comprehensive loss is the same as loss for the year under US GAAP.

(f)

Change in accounting policy:

Under Canadian GAAP, the change in accounting policy related to stock based compensation (note 1(b)) has been applied retroactively without restatement of prior years' financial statements.  Under Canadian GAAP, the cumulative effect of the change in accounting policy was recorded by adjusting the opening deficit. Under United States GAAP, the cumulative effect of such change is included in the statement of operations for the period in which the change is made. The newly required accounting policy under Canadian GAAP regarding the expensing of the fair value of stock based compensation is an acceptable accounting policy under United States GAAP.

(g)

Stock-based compensation disclosure:

In 2003, the Company measured compensation expense relating to employee stock option plans for United States GAAP purposes using the intrinsic value method specified by APB Opinion No. 25. In the Company's circumstances, this would not be materially different from compensation expense as determined under Canadian GAAP. Had the Company determined compensation expense based on the fair values at the grant dates of the stock options consistent with the method prescribed under Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123 ("SFAS 123"), the Company's loss under US GAAP would have been the same.

(h)

Recent Accounting Pronouncements:

(i)  In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, which establishes standards for the classification and measurement of these financial instruments. SFAS No. 150 is effective as of July 1, 2003. The adoption of SFAS 150 did not have a material impact on the Company’s financial position or results of operations.

(ii)  In  November  2004,  the  Financial  Accounting  Standard  Board  (FASB)  issued Statement of Financial  Accounting Standard (SFAS) No. 151, "Inventory Costs, an amendment of ARB No. 43,  Chapter 4," which  requires that  abnormal  amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current-period  charges. In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Management does not believe the adoption will have a material effect on the Company's results of operations, financial condition or liquidity.

(iii)  In December 2004, the FASB issued SFAS 153, "Exchanges of Non-monetary Assets." SFAS 153 amends the guidance in APB No. 29, "Accounting for Non-monetary Assets." APB No. 29 was based on the principle that exchanges of non-monetary assets should be measured on the fair value of the assets exchanged.  SFAS 153 amends APB No. 29 to eliminate  the  exception  for  non-monetary  exchanges of similar productive  assets and  replaces it with a general  exception  for  exchanges of non-monetary  assets  that do not have  commercial  substance  if the future cash flows of the  entity are  expected  to change  significantly  as a result of the exchange. SFAS 153 is effective for financial statements issued for fiscal years beginning after June 15, 2005.  Management does not believe the adoption will have a material effect on the Company's results of operations, financial condition or liquidity.

(iv)  In December 2004 FASB issued SFAS No. 123R, Share-Based Payment, which is effective for reporting periods beginning after June 15, 2005.  SFAS No. 123R requires the Company to recognize the cost of employee services received in exchange for the Company's equity instruments. Currently, in accordance with APB opinion 25, the Company records the intrinsic value of stock based compensation as expense. Accordingly, no compensation expense is currently recognized for fixed stock option plans as the exercise price equals the stock price on the date of grant.  Under SFAS No.123R, the Company will be required to measure compensation expense over the stock options' vesting period based on the stock options' fair value at the date the options are granted.  SFAS No. 123R allows for the use of the Black-Scholes option-pricing model to value such options. The Company has not determined which model it will use to calculate the fair value of its options. As allowed by SFAS No. 123R, the Company can elect either Modified Prospective Application, which applies SFAS No. 123R to new awards and modified awards after the effective date, and to any unvested awards as service is rendered on or after the effective date, or Modified Retrospective

Application which can apply SFAS No. 123R to either all prior years for which SFAS No. 123 was effective or only to prior interim periods in the year of adoption.  The management does not believe the adoption will have a material effect on the Company's results of operations, financial condition or liquidity.

The Company is currently evaluating which method of application will be used and has not yet determined the effects of adopting this statement on the Company's financial position or results of operations.

20.

Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Form 51 – 102 F1

Management Discussion and Analysis

For the Year Ended December 31, 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2004

The following information should be read in conjunction with the Company’s consolidated financial statements as at December 31, 2004 which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The Management’s Discussion and Analysis provides a review of the performance of the Company for the year ended December 31, 2004, as compared to the year ended December 31, 2003. This review was performed by management with information available as at April 29, 2005. Additional information relating to the Company can be found on www.sedar.com.

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward-looking and are subject to risks and uncertainties.  Actual results, sales levels, performance, or achievements could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the geographical region in which the Company operates and its ability to augment its existing revenue streams with new revenue opportunities thereafter.

Where it says “we”, “us”, “our”, or the “Company” it means Lingo Media Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in Canadian dollars unless otherwise indicated.

Description of Business and Report Date

Lingo Media earns its revenues in two distinct geographic markets, China and Canada.  Each market has its own distinct revenue stream and is accounted for differently from a revenue recognition standpoint.  The Company develops, publishes, distributes and licenses books, audio/video cassettes, CD-based products and supplemental products for English language learning for the educational school and retail bookstore markets in China and in the school market in Canada.

In China, Lingo Media earns its royalty revenues from its key customer, People’s Education Press (“PEP”), a Chinese state-owned educational publisher on the following basis:

•

Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China;

•

Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

Revised Revenue Recognition Policy

In accordance with the Co-Publishing Agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues of Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis as their reporting systems are unable to provide quarterly sales information.  Under the Co-Publishing Agreement, Lingo Media is entitled to invoice PEP on a quarterly basis at 40% of the prior six months actual sales.  Consequently, Lingo Media historically recorded estimates for Q1 and Q3 revenues based upon an amount that is equal to 40% of the prior six months royalties reported by PEP.  PEP then provides a reconciliation of the royalty revenues for Q1 and Q2 by the end of August and for Q3 and Q4 by the end of March.  These estimates have historically been close to actual results.

During 2004, the Chinese State Ministry of Education (“MOE”) mandated PEP to increase its market share by shifting from Finished Product Sales to Licensing Sales.  The Company was only informed of this change in 2005.  As a result of this new MOE stance, PEP had significantly reduced the size of its print runs for Finished Product Sales in 2004 and is now focusing on Licensing Sales.  The impact of this new policy stance resulted in significantly lower revenues from Finished Product Sales and only a marginal increase in Licensing Sales revenues in 2004.  Given this change in the royalty revenue mix, the Company will no longer record revenues based on estimates and will only recognize revenues based on reconciliations provided by PEP on a semi-annual basis.  The Company will still continue to invoice PEP on a quarterly basis so as to maintain a consistency in its cash flows throughout the year.  Amounts received from these invoicing practices shall be recorded as unearned revenues during the respective quarter and will be reconciled to actual earned revenues at the end of Q2 and Q4.

The Company has implemented a revision in its revenue recognition policy on a retroactive basis. Lingo Media will now only recognize revenue at the end of June and at the end of December when it can reconcile to actual royalty revenues reported by PEP.  Funds received for Q1 and Q3 will be recorded as customer advances and not as revenues.

This policy revision had no effect the overall year end numbers.

Overall Performance

China

Having sold over 90 million copies of published titles to date, Lingo Media continues to maintain its dominant market position in the primary English language learning publishing market in China.  Lingo Media is eyeing its 100 millionth unit to be sold in China in 2005.

Lingo Media’s key customer in China, PEP, represents a significant portion of its overall revenues on an annual basis and therefore the Company’s management team in China is focused on maintaining and developing its relationship.

The total percentage of sales to this customer during the years and the total percentage of amount due from the customers, as of December 31, 2004 and 2003, are as follows:

	Sales		Accounts receivable
	2004	2003	2004	2003

People’s Education Press	91%	97%	80%	52%

Although the Company has completed only one-third of its contract, the Company is looking into new ways to augment its existing royalty revenue stream.

Canada

In Canada, the Company sells its products, The Outloud Program, directly into the school market mainly in the Province of Ontario.

The Canadian school market continues to utilize English language learning materials like this program offered by the Company.  Lingo Media continues to pursue this market throughout the Province and in select markets in other provinces as a Canadian pilot project.

Market Trends and Business Uncertainties

Lingo Media believes that the trend in English language learning in China is still strong.  The State Ministry of Education in China (MOE) is mandating and encouraging English learning programs to the students.  During 2004, the Chinese State Ministry of Education (“MOE”) mandated PEP to increase its market share by shifting from Finished Product Sales to Licensing Sales.  As a result of this new MOE stance, PEP had significantly reduced the size of its print runs for Finished Product Sales in 2004 and is now focusing on Licensing Sales.  The impact of this new policy stance resulted in significantly lower revenues from Finished Product Sales and only a marginal increase in Licensing Sales revenues in 2004. Lingo Media expects this shift from Finished Product Sales to Licensing Sales to continue in future periods as long as the MOE stance remains in effect and expects future Licensing Sales to increase and future Finished Products Sales to decrease which will result in an overall revenue reduction from these sources.  Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

	2004	2003	2002

Revenues:
China	$ 534,729	$ 987,933	$ 931,784
Canada	$ 54,925	$ 29,884	$ 397,336
Net income (loss)	$ (795,377)	$ (257,082)	$ 67,875
Total Assets	$ 1,416,962	$1,797,594	$ 1,930,766
Long Term Debt	$ -	$ -	$ -
Working Capital	$ 270,985	$ 646,440	$ 516,462

As at December 31, 2004 the Company had a working capital surplus of $270,985 compared to a surplus of $646,440 for the year ended December 31, 2003.  Net loss for the year ended December 31, 2004 was $795,377 compared to a net loss of $257,082 for the year ended December 31, 2003.  The Company has always re-invested its free cash flows into new business development initiatives in order to build a strong foundation to leverage from.   The increase in the net loss was primarily due to the decrease in royalty revenues from finished product sales in China during 2004 and the write-off of project development costs in 2004 relating to its 2002 online initiative that has been indefinitely postponed.  At some point in the future, as financial resources permit and when the market is more accepting of an online presence, the Company will devote the requisite time and resources to continue this project.

The Company arranged a $150,000 line of credit in May 2004.  As at December 31, 2004, the loan facility had an outstanding balance of $90,000. The line bears interest of prime rate plus one percent and is due on demand.   The line is secured by Company’s China receivable from its key customer in China, which are, in turn, insured through an insurance policy from the Export Development Corporation.

The Company secured a loan payable from a related party with an outstanding balance of $77,762 as at December 31, 2004.   This loan was repaid subsequent to year end.

The Company continued to receive government grants to fund its operational expenses incurred during the year and received $261,269 in government support (2003 – $283,985), relating to the Company's publishing projects in China and Canada.

The Company had cash on hand as at December 31, 2004 of $29,791 and relies on its recurring royalty stream to fund its operations.

Results of Operations

Revenue and Margin

Revenues from China for the year ended December 31, 2004 were $534,729 compared to $987,933 for 2003.  The decline in revenues was largely as a result of the shift in revenue mix from finished products to license royalties.  The Company continues to enjoy its rapport with PEP and is continually looking for new ways to augment its existing royalty revenue base.

The Company had no unearned revenues at December 31, 2004.

In Canada, revenues for 2004 were $54,924 compared to $29,884 for the prior year, representing an 83% increase in sales.  This increase was largely the result of our sales efforts throughout the year.   Overall, Canadian revenues showed a mild upward trend over the course of the year.  Although the Company experienced an increase in overall sales from this program in Ontario, the absolute dollar amount of sales represented only about 10% of the Company’s overall revenues.  The Company will continue to market this program in Canada during 2005, and source additional content for the Canadian educational market.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the year.

The following table sets out the details of the general and administrative expenses for 2004 and 2003:

	2004	2003

Consulting fees and employee compensation	$ 373,494	$ 327,723
Executive compensation	156,634	143,017
Office and general	107,618	180,298
Professional fees	94,046	71,151
Occupancy	49,547	39,761
Shareholder services	40,571	55,285
Travel	37,735	17,728
Foreign exchange	37,186	47,733
Equipment leases	8,256	3,686
Advertising and promotion	7,414	5,185
	912,269	891,567
Less: Government grants	(261,269)	(283,985)
	$ 651,232	$ 607,582

Foreign Exchange  Included in general and administrative expenses is a foreign exchange loss of approximately $37,186 (2003 - $47,738), relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a substantial part of its revenue is denominated in US dollars and certain expenses are denominated in Chinese Renminbi.

Government Grants The Company receives government grants based on certain eligibility criteria for project support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grant to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

Included as a reduction of general and administrative expenses, are government grants of $261,269 for fiscal 2004 (2003 – $283,985), relating to the Company's publishing projects in China and Canada.  While the Company will continue to apply for various government grants to fund its ongoing development needs, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered for qualifying companies.

Interest and Other Financial Expenses

Interest and other financial expenses include interest on loan payable to related party, bank loan interest and insurance premiums paid to the Export Development Corporation in respect of its receivables.

Total interest paid during 2004 was $11,368 compared to total interest paid of $15,219 during 2003.

Amortization

The following is a summary of amortization expense:

	2004	2003

Property plant and equipment	$ 9,078	$ 9,414
Development costs	377,903	135,353
Acquired publishing content	70,670	70,670
Software development costs	31,125	41,395
	$ 488,776	$ 256,832

Although the Company continues its efforts to enter the online educational learning market in China, the Company provided for an additional amortization charge related to its development costs of its online learning project.  This charge made in 2004 was in accordance with the Company’s accounting policy for development costs.

Stock-Based Compensation

The stock-based compensation was $52,176 for the year ended December 31, 2004 as compared to $25,708 for the prior year.  The costs are related to the stock options granted during the period that were issued to employees and consultants.  This treatment is based on and in accordance with CICA handbook section 3870, requiring the expensing of all stock-based compensation and payments for options granted on or after January 1, 2002.

Net Loss

The Company reported a net loss of $795,377 for fiscal 2004 as compared to a net loss of $257,082 for fiscal 2003. The Company reported taxes paid of $77,926 for the fiscal year ended December 31, 2004 compared to taxes paid of $143,251 for fiscal 2003.  Taxes paid relate to the applicable withholding taxes due in China.  The increase in net loss is mainly due to the reduced royalty revenue from China and an increase in the amortization recorded for its online learning project.

Summary of Quarterly Results

Fourth Quarter Results

Revenues from China were $319,269 for Q4 2004 compared to $510,960 for Q4 2003 representing a 38% decrease quarter-over-quarter.

Revenues from The Outloud Program in Canada were $18,006 in Q4 2004 compared to $5,461 in Q4 2003, representing an increase of 229% quarter-over-quarter.

The Company reported a loss before income and other taxes of $264,009 for the three months ended December 31, 2004 as compared to an income of $205,991 for the same quarter last year.   This 2004 loss was attributable to the additional amortization written off during the quarter related to its online learning project.   Similarly, the Company reported a net loss of $310,693 for Q4 compared to a net income of $132,620 for the same quarter in 2003.

Liquidity and Capital Resources

As at December 31, 2004, the Company had cash on hand of $29,791 (2003 - $232,502) and accounts receivables of $562,558 (2003 - $528,092). The Company’s total current assets amounted to $749,473 (2003 - $823,685) with current liabilities of $478,488 (2003 - $177,245) resulting in a working capital surplus of $270,985 (2003 - $646,440).

During the course of the year, the Company raised $105,034 through the exercise of stock options, secured a shareholder loan in the amount of $77,762 and utilized $90,000 of its $150,000 available line of credit.  The shareholder loan was repaid subsequent to the year end.  The line of credit is secured by the accounts receivable from China, which are in turn are insured by the Export Development Corporation.

Government grants received during 2004 were $261,269 compared to $283,985 in 2003.  The Company relies on grants to offset its expenses.

The Company plans on raising additional equity through private placements, as the capital markets permit, in an effort to finance its growth plans as well as to finance ongoing working capital needs resulting therefrom.  The Company believes that these funds could successfully be raised upon it signing a definitive agreement to acquire or joint venture with a China print media distribution company.   The Company has been successful in raising the required working capital and expansion capital in the past and has never completed a major financing pursuant to its China Expansion Plan.   This will be the year that Lingo Media will need to complete such a financing.

Contractual Obligations

The Company has future operating lease and equipment lease payments commitments of:

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance finance arrangements.

Transactions with Related Parties

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties. These transactions have not been disclosed elsewhere in the financial statements:

Consulting fees of $138,987 (2003 - $124,389) were paid to a company controlled by a director of the Company in the normal course of business. At December 31, 2004, a balance of $5,350 (2003 - $nil) is included in accounts payable. During the year the company had loans payable due to a director bearing interest at 12% (2003 - 12%) per annum. Interest expense related to these loans for the year is $11,368 (2003 - $15,219). At December 31, 2004, $ 77,762 (2003 - $nil) was due to a director.  The loan to the director was repaid subsequent to the year end.

Proposed Transactions – China Expansion Plan

The board of directors of the Company is not aware of any proposed transactions involving a proposed asset or a business acquisition which may have an effect on financial conditions, results of operations and cash flows.  The board is, however, aware of the Company’s intent to aggressively pursue acquisitions or majority interests in print media distribution companies as a part of its China Expansion Plan and that the Company has entered into preliminary discussions and negotiations with several prospective companies.  Although the Company is confident that it will be successful at completing one are more of these transactions during 2005, there can be no assurance that any of these discussions or negotiations will lead to an executed transaction or mutually agreeable business arrangement.

Additional Disclosure

Development Costs

Acquired Publishing Content

Software Development Costs

Disclosure of Outstanding Share Data

Common Shares outstanding as at December 31, 2004

24,109,773

Options to purchase Common Shares outstanding

  2,810,834

There are no other dilutive securities of the Company outstanding at year end.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By: /s/ “Michael P. Kraft”___________

Michael P. Kraft

President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”________

Khurram R. Qureshi

Chief Financial Officer

May 16, 2005